Exhibit 99.1

Fly Leasing Issues Correction to Press Release

DUBLIN, Ireland, March 4, 2013 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a leading global lessor of modern commercial jet aircraft, today announced a correction to its press release issued on December 13, 2012 entitled, “FLY Leasing Re-Prices $395 Million Term Loan.”

In the press release, FLY reported that it expected the term loan re-pricing to be considered a new loan under US GAAP. Through a subsequent review conducted in connection with its year-end close, FLY has now concluded that only a portion of the re-priced term loan will be considered a new loan under US GAAP. As a result, FLY expects to incur a one-time, non-cash charge of $4.2 million in the fourth quarter related to the re-pricing, compared to $26.3 million as previously reported. The remaining $22.1 million will continue to be amortized over the term of the loan.

There have been no changes to the term loan itself. As previously announced, the re-pricing transaction reduced the margin on the term loan by 100 basis points to LIBOR + 4.5%, which is expected to reduce cash interest expense by approximately $4 million per annum.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

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Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com